FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of August, 2010

MS&AD Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

3-7, Yaesu 1-chome,
Chuo-ku, Tokyo 103-0028, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information furnished on this form:

1.	[English Translation]
        Summary of Financial Statements for the Three Months Ended June 30, 2010

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MS&AD Insurance Group Holdings, Inc.

Date: August 27, 2010	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager General Administration Dept.

[English Translation]
SUMMARY OF FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2010
August 12, 2010

Name of Listed Company:	MS&AD Insurance Group Holdings, Inc.
Securities Code No.:	8725
Stock Exchanges:	Tokyo, Osaka, Nagoya
URL:	http://www.ms-ad-hd.com
Representative:	Toshiaki Egashira, President
Contact:	Keisuke Kawamoto, Manager, Consolidated Accounting Section, Accounting Department
Telephone : (03)-6202-5273
Date of filing of Quarterly Financial Report:	August 13, 2010
Date of starting payment of dividends:	—
(Note) Amounts are truncated.
1. Consolidated Business Results for the three months ended June 30, 2010 (April 1, 2010 to June 30, 2010)

(1) Results of Consolidated Operations	(Yen in millions)

	Ordinary income		Ordinary profit		Net income
Three months ended June 30, 2010	856,213	59.9%	47,206	2.3%	41,381	28.6%
Three months ended June 30, 2009	535,332	1.5%	46,165	39.1%	32,179	36.9%
     Percent figures represent changes in comparison with the corresponding period of preceding fiscal year.

(Yen)

		Net income per
	Net income per share	share-Diluted
Three months ended June 30, 2010	66.00	—
Three months ended June 30, 2009	76.74	—

(2) Consolidated Financial Conditions	(Yen in millions)

				Net assets
			Net assets less minority	less minority interests
	Total assets	Net assets	interests to Total assets	per share (Yen)
As of June 30, 2010	11,387,055	1,699,292	14.8%	2,697.15
As of March 31, 2010	7,519,625	1,311,082	17.3%	3,143.32

(Reference) Net assets less minority interests:	As of June 30, 2010:	¥1,690,854 million
	As of March 31, 2010:	¥1,304,332 million
2. Dividends

	Dividend per share (Yen)
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Annual
Year ended March 31, 2010	—	27.00	—	27.00	54.00
Year ending March 31, 2011	—
Year ending March 31, 2011 (Forecast)		27.00	—	27.00	54.00
(Note)	Changes in the dividend per share forecast for the fiscal year ending March 31, 2011, during the first quarter: None

3. Forecast for the current period (April 1, 2010 to March 31, 2011)-Consolidated	(Yen in millions)

	Ordinary income		Ordinary profit		Net income		Net income per share(Yen)
Six months ending September 30, 2010	1,660,000	63.4%	56,000	(31.9)%	32,000	(43.7)%	51.04
Year ending March 31, 2011	3,330,000	69.7%	86,000	63.2%	51,000	35.5%	81.34
     Percent figures represent changes in comparison with the corresponding period of preceding fiscal year.
(Note)	Changes in the forecast for the fiscal year ending March 31, 2011 and the six months ending September 30, 2010, during the firstquarter: None

4. Other information
(1)	Significant changes in scope of consolidation during the period: Yes

Increase	4	(Aioi Insurance Company, Limited, Nissay Dowa General Insurance Company, Limited, Aioi Life Insurance Company, Limited, Aioi Motor and General Insurance Company of Europe Limited)
Decrease	0
(2)	Application of simplified accounting method or accounting procedure specific to the preparation of quarterly consolidated financial statements: Yes

(3)	Changes in accounting principle, procedure and presentation preparing the quarterly consolidated financial statements
     1. Changes due to revision of accounting standard: Yes
     2. Changes due to other than above: None
(4)	The number of shares outstanding (Common stock)
     1. The number of shares outstanding (including treasury stock)

As of June 30, 2010:	633,291,754 shares
As of March 31, 2010:	421,320,739 shares
     2. The number of treasury stock

As of June 30, 2010:	6,389,924 shares
As of March 31, 2010:	6,367,110 shares
     3. The average number of shares outstanding

For the three months ended June 30, 2010:	626,908,911 shares
For the three months ended June 30, 2009:	419,296,574 shares
*Disclosure regarding the execution of the quarterly review process
This report is outside the scope of the external auditor’s quarterly review procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the quarterly review process has not been completed as of the disclosure of this report.
*Notification
The financial forecasts were based upon currently available information and contain many elements of uncertainty. Actual results may differ from the forecasts due to changes in the business environment.

1. Qualitative Information on Current Quarterly Financial Statements
(1) Qualitative Information on Consolidated Operating Results
During three months ended June 30, 2010, the Japanese economy saw improvements in corporate profitability, as well as trend of recovery in production and individual consumption. However, overall conditions remained severe, such as continuous tendency to fall in consumer prices and high unemployment rate.
Under the management conditions, business results of the Group for the three months ended June 30, 2010, were as follows:
As a result of underwriting income of 796.6 billion yen (including net premiums written of 653.8 billion yen), investment income of 55.0 billion yen, and other ordinary income of 4.4 billion yen, ordinary income reached 856.2 billion yen. Ordinary expenses were 809.0 billion yen, including underwriting expenses of 667.0 billion yen (including net claims paid of 390.5 billion yen), investment expenses of 15.3 billion yen, operating expenses and general and administrative expenses of 125.6 billion yen, and other ordinary expenses of 0.9 billion yen.
As a result, ordinary profit increased by 1.0 billion yen compared to the same period in the previous year, to 47.2 billion yen. Net income for the period, obtained by adding/deducting extraordinary income, extraordinary losses, income taxes, etc. to ordinary profit, increased by 9.2 billion yen over the same period in the previous year, to 41.3 billion yen.
(2) Qualitative Information on Consolidated Financial Condition
Total assets as of June 30, 2010 increased by 3,867.4 billion yen versus the end of the previous consolidated accounting year to 11,387.0 billion yen due to reasons such as Aioi Insurance Co., Ltd. and Nissay Dowa General Insurance Co., Ltd. etc. became consolidated subsidiaries of the Company. Net assets increased by 388.2 billion yen versus the end of the previous year, to 1,699.2 billion yen, reflecting the increase of capital surplus after share exchanges with Aioi Insurance Co., Ltd. and Nissay Dowa General Insurance Co., Ltd.
(3) Qualitative Information on Consolidated Earnings Forecasts
Though net income for the three months ended June 30, 2010 exceeds the forecast for the six months ending September 30, 2010, released on May 20, 2010, there will be no changes in forecasts for the six months ending September 30, 2010, and for FY 2010, since results as a whole still remain inside the range of the forecasts.
2. Other Information
(1) Summary of Significant Changes in Scope of Consolidation
Details of changes occurred during the period in “Specified Subsidiaries” (Tokutei Kogaisha) affecting scope of consolidation are as follows (4 new companies):

		Paid-in	Principal	Percentage of
Name of Company	Location	Capital	Business	Voting Rights
(Consolidated Subsidiary) Aioi Insurance Co., Ltd.	Shibuya-ku, Tokyo	100,005 million yen	Non-life Insurance	100.0%

Nissay Dowa General Insurance Co., Ltd.	Osaka-shi, Osaka	47,328 million yen	Non-life Insurance	100.0%

Aioi Life Insurance Co., Ltd.	Shibuya-ku, Tokyo	30,000 million yen	Life Insurance	100.0 (100.0	% %)

Aioi Motor and General Insurance Company of Europe Limited	London, U.K.	UK£ 169,300 thousand	Non-life Insurance	100.0 (100.0	% %)
(Note)	The percentage in parentheses in the percentage of voting rights column shows the percentage of voting rights for indirect holdings.
(2) Summary of Simplified Accounting Method or Accounting Procedure Specific to Preparation of Quarterly Consolidated Financial Statements
     (Simplified Accounting Method)
Evaluation of Recoverability of Deferred Tax Assets
The evaluation of recoverability of deferred tax assets is based on the future performance estimates and tax planning used at the end of the previous fiscal year with respect to some companies within the scope of consolidation.
     (Accounting Procedure Specific to Preparation of Quarterly Consolidated Financial Statements)
Calculation of Tax Expenses
Tax expenses for domestic companies within the scope of consolidation are mostly calculated by multiplying the before-tax quarterly net profits (adjusted if non-temporary differences are significant) with the statutory tax rate. The amount of income tax adjustments is included under “Income taxes”.
(3) Summary of Changes in Accounting Principle, Procedure, and Presentation
(i) Application of “Accounting Standard for Asset Retirement Obligations”
“Accounting Standard for Asset Retirement Obligations” (ASBJ Statement No.18, March 31, 2008) and “Guidance on Accounting Standard for Asset Retirement Obligations” (ASBJ Guidance No.21, March 31, 2008) are applied from the current quarterly consolidated accounting period.
As a result of application of the rules, ordinary profit and income before income taxes decreased by 85 million yen and 2,401 million yen, respectively. Changes in asset retirement obligations due to application of the rules was 5,992 million yen.
(ii) Application of “Accounting Standard for Business Combinations” and related rules
“Accounting Standard for Business Combinations” (ASBJ Statement No.21, December 26, 2008), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statements No.22, December 26, 2008), “Partial amendments to Accounting Standard for Research and Development Costs” (ASBJ Statement No.23, December 26, 2008), “Accounting Standard for Business Divestitures” (ASBJ Statement No.7, December 26, 2008), “Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No.16, December 26, 2008), and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No.10, December 26, 2008) are applied from the current quarterly consolidated accounting period.

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Yen in millions)

	As of June 30, 2010	As of March 31, 2010
Items	Amount	Amount
(Assets)
Cash deposits and savings	468,683	313,389
Call loans	53,300	33,700
Securities bought under resale agreements	29,793	15,998
Monetary claims bought	136,496	108,158
Money trusts	13,796	10,592
Investments in securities	7,860,882	5,497,537
Loans	1,113,874	749,524
Tangible fixed assets	505,134	255,039
Intangible fixed assets	117,502	78,967
Other assets	811,509	459,454
Deferred tax assets	282,381	6,411
Customers’ liabilities for acceptances and guarantees	3,000	—
Bad debts reserve	(9,298)	(9,149)

Total assets	11,387,055	7,519,625

(Liabilities)
Underwriting funds:	9,107,715	5,781,233
Outstanding claims	1,192,176	753,784
Underwriting reserves	7,915,539	5,027,448
Debentures	94,971	94,969
Other liabilities	359,019	198,587
Reserve for pension and retirement benefits	106,471	82,424
Reserve for pension and retirement benefits for officers and operating officers	2,018	2,092
Accrued bonuses for employees	993	12,713
Reserve under the special law:	4,659	4,302
Reserve for price fluctuation	4,659	4,302
Deferred tax liabilities	8,913	32,221
Liabilities under acceptances and guarantees	3,000	—

Total liabilities	9,687,762	6,208,542

(Net assets)
Shareholders’ equity:
Common stock	100,000	100,000
Capital surplus	682,755	132,690
Retained earnings	561,320	541,520
Treasury stock	(14,746)	(14,687)
Total shareholders’ equity	1,329,329	759,522
Valuation and translation adjustments:
Unrealized gains on investments, net of tax	389,715	582,980
Deferred hedge gains (losses), net of tax	10,763	2,138
Foreign currency translation adjustments	(38,953)	(40,309)
Total valuation and translation adjustments	361,524	544,809
Minority interests	8,437	6,750

Total net assets	1,699,292	1,311,082

Total liabilities and net assets	11,387,055	7,519,625

(2) Consolidated Statements of Income
(Yen in millions)

	Three months ended	Three months ended
	June 30, 2009	June 30, 2010
Items	Amount	Amount
Ordinary income and expenses:
Ordinary income:	535,332	856,213
Underwriting income:	480,188	796,673
Net premiums written	354,435	653,841
Deposit premiums from policyholders	34,585	60,036
Investment income on deposit premiums from policyholders	13,951	16,815
Life insurance premiums	28,597	53,710
Reversal of outstanding claims	30,584	5,887
Reversal of underwriting reserves	17,278	4,793
Investment income:	50,739	55,085
Interest and dividends received	42,551	60,067
Investment gains on money trusts	390	16
Gains on sale of securities	3,251	7,362
Gains on derivative transactions	15,895	2,834
Transfer of investment income on deposit premiums from policyholders	(13,951)	(16,815)
Other ordinary income	4,404	4,454

Ordinary expenses:	489,166	809,007
Underwriting expenses:	399,060	667,096
Net claims paid	244,562	390,571
Loss adjustment expenses	19,355	33,007
Commission and collection expenses	61,613	120,185
Maturity refunds to policyholders	64,175	105,143
Life insurance claims	8,790	13,353
Investment expenses:	15,270	15,309
Investment losses on money trusts	88	227
Losses on trading securities	—	1
Losses on sale of securities	3,050	882
Losses on devaluation of securities	9,884	9,049
Operating expenses and general and administrative expenses	71,372	125,671
Other ordinary expenses:	3,462	929
Interest paid	620	330

Ordinary profit	46,165	47,206

Extraordinary income and losses:
Extraordinary income:	2,337	17,618
Gains on sale of fixed assets	232	85
Gain on negative goodwill	—	13,543
Reversal of reserve under the special law	2,104	3,989
Reversal of reserve for price fluctuation	2,104	3,989
Extraordinary losses:	511	15,162
Losses on sale of fixed assets	475	296
Impairment losses on fixed assets	35	361
Losses on reduction of real estate	—	6
Other extraordinary losses	—	14,496

Income before income taxes	47,991	49,663
Income taxes	29,269	7,905
Refund of income taxes for prior periods	(13,947)	—
Income before minority interests	—	41,758
Minority Interests	490	376

Net income	32,179	41,381

(3) Notes regarding Going Concern Assumptions
Not Applicable
(2) Notes on Significant Changes in Shareholders’ Equity
The Company executed share exchanges between Aioi Insurance Co., Ltd. and Nissay Dowa General Insurance Co., Ltd. on April 1, 2010, in which the Company became the wholly owning parent company and Aioi Insurance Co., Ltd. and Nissay Dowa General Insurance Co., Ltd. became wholly owned subsidiaries.
As a result of the share exchanges, capital surplus increased by 550,065 million yen for the three months ended June 30, 2010 to 682,755 million yen as of June 30, 2010.

4. Other Information
Figures for three months ended June 30, 2009 are simple summations of Mitsui Sumitomo Insurance Group Holdings, Inc. (Consolidated), Aioi Insurance Co., Ltd. (Consolidated), and Nissay Dowa General Insurance Co., Ltd. (Non-Consolidated).
(1) Summary of Consolidated Results of Operations
(Yen in millions)

	(Reference)
Items	Three months ended June 30, 2009	Three months ended June 30, 2010	Change	Change Ratio(%)
Ordinary Income and Expenses:
Underwriting income:	802,286	796,673	(5,612)	(0.7)
Net premiums written	634,447	653,841	19,393	3.1
Deposit premiums from policyholders	49,490	60,036	10,545	21.3
Life insurance premiums	46,139	53,710	7,571	16.4
Underwriting expenses:	668,614	667,096	(1,518)	(0.2)
Net claims paid	410,465	390,571	(19,894)	(4.8)
Loss adjustment expenses	33,088	33,007	(81)	(0.2)
Commission and collection expenses	114,726	120,185	5,459	4.8
Maturity refunds to policyholders	92,430	105,143	12,712	13.8
Life insurance claims	12,694	13,353	659	5.2

Investment income:	76,634	55,085	(21,548)	(28.1)
Interest and dividends received	64,824	60,067	(4,756)	(7.3)
Gains on sale of securities	6,580	7,362	781	11.9
Gains on derivative transactions	21,511	2,834	(18,677)	(86.8)
Investment expenses:	19,449	15,309	(4,140)	(21.3)
Losses on sale of securities	5,224	882	(4,341)	(83.1)
Losses on devaluation of securities	11,349	9,049	(2,299)	(20.3)
Losses on derivative transactions	213	—	(213)	(100.0)

Operating expenses and general and administrative expenses	124,895	125,671	776	0.6

Other ordinary income and expenses	1,334	3,525	2,190	164.2
Net income and losses from equity method investments	3,413	1,736	(1,676)	(49.1)

Ordinary profit	67,295	47,206	(20,088)	(29.9)

Extraordinary Income and Losses:
Extraordinary income	2,358	17,618	15,260	646.9
Extraordinary losses	1,678	15,162	13,483	803.5

Extraordinary income and losses	680	2,456	1,776	260.9

Income before income taxes	67,976	49,663	(18,312)	(26.9)
Income taxes	35,842	7,905	(27,937)	(77.9)
Refund of income taxes for prior periods	(13,947)	—	13,947	—
Minority interests	475	376	(98)	(20.7)
Net income	45,606	41,381	(4,225)	(9.3)

<Excluding the Good Result Return (GRR) premiums of the automobile insurance “ModoRich.”>
Net premiums written	635,468	653,460	17,992	2.8
(Note)
Figures for three months ended June 30, 2009 are simple summations of Mitsui Sumitomo Insurance Group Holdings, Inc. (Consolidated), Aioi Insurance Co., Ltd. (Consolidated), and Nissay Dowa General Insurance Co., Ltd. (Non-Consolidated).

(2) Premiums and Claims Paid by Lines of Insurance
Direct Premiums Written by Lines of Insurance
(including Deposit premiums from policyholders)
(Yen in millions)

	(Reference)
	Three months ended			Three months ended
	June 30, 2009			June 30, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
Fire and Allied	124,954	16.6	(2.2)	125,708	16.2	0.6
Marine	29,133	3.9	(19.4)	29,166	3.8	0.1
Personal Accident	93,882	12.5	(9.0)	105,359	13.6	12.2
Voluntary Automobile	320,242	42.6	(2.5)	328,744	42.5	2.7
Compulsory Automobile Liability	72,903	9.7	(27.0)	75,081	9.7	3.0
Other	110,815	14.7	(0.9)	110,148	14.2	(0.6)

Total	751,931	100.0	(6.8)	774,210	100.0	3.0
Deposit premiums from policyholders	49,490	6.6	(17.1)	60,036	7.8	21.3

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>
Voluntary Automobile	321,263		(2.3)	328,364		2.2

Total	752,952		(6.8)	773,829		2.8

Net Premiums by Lines of Insurance
(Yen in millions)

	(Reference)
	Three months ended			Three months ended
	June 30, 2009			June 30, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
Fire and Allied	80,711	12.7	(2.2)	83,736	12.8	3.7
Marine	21,782	3.5	(25.4)	23,716	3.6	8.9
Personal Accident	55,285	8.7	(2.7)	56,518	8.7	2.2
Voluntary Automobile	318,672	50.2	(2.3)	332,028	50.8	4.2
Compulsory Automobile Liability	62,299	9.8	(25.0)	64,728	9.9	3.9
Other	95,696	15.1	(2.3)	93,112	14.2	(2.7)

Total	634,447	100.0	(6.1)	653,841	100.0	3.1

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>
Voluntary Automobile	319,693		(2.1)	331,648		3.7

Total	635,468		(6.0)	653,460		2.8

Net Claims Paid by Lines of Insurance
(Yen in millions)

	(Reference)
	Three months ended			Three months ended
	June 30, 2009			June 30, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
Fire and Allied	34,018	8.3	(2.3)	34,638	8.9	1.8
Marine	10,252	2.5	(2.9)	10,932	2.8	6.6
Personal Accident	27,523	6.7	3.8	28,355	7.2	3.0
Voluntary Automobile	189,975	46.3	2.5	202,952	52.0	6.8
Compulsory Automobile Liability	64,627	15.7	(1.5)	65,071	16.7	0.7
Other	84,067	20.5	52.9	48,621	12.4	(42.2)

Total	410,465	100.0	8.7	390,571	100.0	(4.8)

(Note) Any figures are amounts after the off-set of intersegment transactions.

(3) Securities (Marketable securities available for sale)
(Yen in millions)

	As of June 30, 2010			As of March 31, 2010
	Acquisition			Acquisition
Items	cost	Fair value	Difference	cost	Fair value	Difference
Domestic Bonds	3,018,495	3,142,269	123,774	2,181,328	2,233,370	52,042
Domestic Stocks	1,407,274	1,942,165	534,891	774,863	1,621,574	846,711
Foreign Securities	1,598,152	1,561,524	(36,627)	910,717	923,353	12,635
Others	270,207	265,733	(4,474)	98,937	104,839	5,901

Total	6,294,129	6,911,693	617,564	3,965,846	4,883,138	917,291

As of June 30, 2010	As of March 31, 2010
1. Others include certificate of deposit represented as cash deposits and savings, commercial papers and beneficiary claims on loan trusts represented as monetary claims bought in the consolidated balance sheets.
1. Others include beneficiary claims on loan trusts represented as monetary claims bought in the consolidated balance sheets.
2. Impairment losses of marketable securities available for sale amount to 8,933 million yen; 7,678 million yen for domestic stocks and 1,255 million yen for foreign securities.	2. Impairment losses of marketable securities available for sale amount to 4,841 million yen; 2,287 million yen for domestic stocks and 2,553 million yen for foreign securities.
The Company and its domestic consolidated subsidiaries in principle recognize impairment losses on marketable securities if the fair value is declined by more than 30% of their cost or amortized cost.	The Company and its domestic consolidated subsidiaries in principle recognize impairment losses on marketable securities if the fair value is declined by more than 30% of their cost or amortized cost.

(Reference) Investment Conditions of Securitized Instruments
Managerial basis
There are no US subprime loan instruments in the Investments/loans amount.
(Yen in 100 millions)

	As of June 30, 2010			As of March 31, 2010
	Amount of			Amount of
	investments			investments
	and loans		Losses on	and loans		Losses on
	(Note 1)		Devaluation /	(Note 1)		Devaluation /
	(Amount in	Valuation	Gains or	(Amount in	Valuation	Gains or
	Consolidated	Difference	losses on	Consolidated	Difference	losses on
	Balance	(Unrealized	Sales, etc.	Balance	(Unrealized	Sales, etc.
Category	Sheet)	losses/gains)	(Note 2)	Sheet)	losses/gains)	(Note 2)
(1)RMBS	(Note 3) 1,342	49	1	1,311	18	—
Japan	1,309	48	1	1,282	18	—
Overseas	32	0	0	28	0	—
(2)ABS-CDO	—	—	0	2	0	—
AAA	—	—	—	—	—	—
AA	—	—	—	—	—	—
A	—	—	—	—	—	—
BBB or below	—	—	0	2	0	—
(3)CDO	112	1	1	115	2	(2)
CLO	112	1	1	115	1	(2)
AAA	100	1	—	115	1	(2)
AA	—	—	—	—	—	—
A	—	—	—	—	—	—
BBB or below	11	(0)	1	—	—	—
CBO	0	(0)	—	0	(0)	—
AAA	—	—	—	—	—	—
AA	—	—	—	—	—	—
A	—	—	—	—	—	—
BBB or below	0	(0)	—	0	(0)	—
Synthetic CDO	0	0	—	0	0	(0)
AAA	—	—	—	—	—	—
AA	—	—	—	—	—	—
A	—	—	—	—	—	—
BBB or below	0	0	—	0	0	(0)
(4)CMBS	159	(7)	0	140	(7)	—
Japan	155	(7)	0	140	(7)	—
Overseas	4	0	—	—	—	—
(5)Other ABS	32	(0)	—	—	—	—
Japan	1	0	—	—	—	—
Overseas	30	(0)	—	—	—	—
(6)ABCP	2	—	—	16	—	—
Portion composed by MS&AD Insurance Group	2	—	—	16	—	—
(7)SIV instruments	0	(0)	—	—	—	—
Portion composed by MS&AD Insurance Group	—	—	—	—	—	—
(8)LBO Loan	118	(Note 4) —	1	121	(Note 4) —	(0)
Japan	118	—	1	121	—	(0)
Overseas	—	—	—	—	—	—

Total	1,769	43	4	1,709	13	(3)

(Note 1)	The above investments appear in the consolidated balance sheet as monetary claims bought, investments in securities, and loans.

(Note 2)	Losses on Devaluation / Gains or losses on Sales, etc. are for the three months ended June 30, 2010.

(Note 3)	Breakdown of credit ratings: AAA (131.6 billion yen), AA (1.9 billion yen), BBB or below (0.6 billion yen)

(Note 4)	Loans are recognized at the book values, so for the LBO loans the valuation differences are not shown.

(Note 5)	The figures of Mitsui Sumitomo MetLife Insurance Co., Ltd., accounted for under the equity method, are not included in the above table.
[Glossary]
w	Synthetic CDO: Synthetic Collateralized Debt Obligations

w	ABCP: Asset-Backed Commercial Paper

w	ABS: Asset-Backed Securities

w	ABS-CDO: CDOs backed by asset-backed securities

w	CBO: Collateralized Bond Obligation

w	CDO: Collateralized Debt Obligation

w	CLO: Collateralized Loan Obligation

w	CMBS: Commercial Mortgage-Backed Securities

w	LBO Loan: Leveraged Buyout Loan

w	RMBS: Residential Mortgage-Backed Securities

w	SIV: Structured Investment Vehicle

[Overview of Business Results of MS&AD Insurance Group Holdings, Inc.]
The figures in “Three months June 30, 2009” and “Year ended March 31, 2010” are simple summations of “Mitsui Sumitomo Insurance Group Holdings (Consolidated)”, “Aioi Insurance(Consolidated)” and “Nissay Dowa General Insurance(Non-Consolidated)”.
1. Summary of Consolidated Business Results for the Three Months ended June 30, 2010
(Net Premiums Written, Ordinary Profit , Net Income or Loss)
(Yen in hundred millions)

		Three months ended	Three months ended		Change Ratio	Year ended
		June 30, 2009	June 30, 2010	Change	(%)	March 31, 2010
Net Premiums Written Note 1	(1)	6,354	6,534	179	2.8	25,190

Mitsui Sumitomo Insurance	(2)	3,050	3,124	74	2.4	12,037
Aioi Insurance	(3)	1,971	2,028	57	2.9	7,940
Nissay Dowa General Insurance	(4)	768	755	(13)	(1.7)	3,126
Mitsui Direct General Insurance	(5)	80	81	1	1.8	324
Overseas Non-Life Insurance Subsidiaries	(6)	484	544	59	12.4	1,761

Ordinary Profit	(7)	672	472	(200)	(29.9)	991

Mitsui Sumitomo Insurance	(8)	412	269	(143)	(34.7)	357
Aioi Insurance	(9)	171	20	(151)	(88.2)	373
Nissay Dowa General Insurance	(10)	39	53	14	37.4	100

Net Income (Loss)	(11)	456	413	(42)	(9.3)	573

Mitsui Sumitomo Insurance	(12)	294	192	(101)	(34.6)	254
Aioi Insurance	(13)	108	(13)	(122)	(112.6)	181
Nissei Dowa General Insurance	(14)	28	11	(16)	(59.2)	30
Mitsui Direct General Insurance	(15)	1	6	5	337.1	(6)
Mitsui Sumitomo Kirameki Life Insurance	(16)	0	0	(0)	(82.9)	0
Aioi Life Insurance	(17)	5	0	(5)	(92.4)	13
Mitsui Sumitomo MetLife Insurance	(18)	33	16	(17)	(51.6)	44
Overseas Non-Life Insurance Subsidiaries	(19)	51	47	(4)	(8.6)	172
Other	(20)	(0)	0	1	—	6
Consolidation Adjustment/Holding Company	(21)	(68)	151	220	—	(123)

Note:	1.	Net premiums written exclude Good Result Return premiums of Mitsui Sumitomo Insurance’s proprietary auto insurance product “Modorich” which contains a special clause related to premium adjustment and refund at maturity.

	2.	Figures in 12 through 20 are prior to consolidation adjustments (the Company’s equity)
(1) Breakdown of Overseas Non-Life Insurance Subsidiaries
(Yen in hundred millions)

		Three months ended	Three months ended		Change Ratio	Year ended
		June 30, 2009	June 30, 2010	Change	(%)	March 31 2010
Net Premiums Written	(1)	484	544	59	12.4	1,761

Asia	(2)	164	198	33	20.4	655
Europe	(3)	184	180	(3)	(2.2)	647
Americas	(4)	67	77	10	15.0	249
Reinsurance	(5)	67	87	20	29.8	208

Net Income (Loss)	(6)	51	47	(4)	(8.6)	172

Asia	(7)	23	20	(3)	(13.7)	90
Europe	(8)	7	0	(7)	(99.8)	(18)
Americas	(9)	1	6	4	242.8	19
Reinsurance	(10)	18	20	1	8.9	80

(2) Status of Life Insurance Subsidiaries
(Yen in hundred millions)

		Three months ended	Three months ended		Change Ratio	Year ended
		June 30, 2009	June 30, 2010	Change	(%)	March 31, 2010
Amount of New Policies				From the year-earlier period	From the year-earlier period
Mitsui Sumitomo Kirameki Life Insurance	(1)	3,693	3,763	69	1.9	15,872
Aioi Life Insurance	(2)	2,544	2,310	(234)	(9.2)	10,594
Subtotal amount	(3)	6,238	6,073	(164)	(2.6)	26,466
Mitsui Sumitomo MetLife Insurance	(4)	1,258	572	(685)	(54.5)	4,081
Amount of Policies in Force				From the previous year	From the previous year
Mitsui Sumitomo Kirameki Life Insurance	(5)	90,792	95,577	1,130	1.2	94,447
Aioi Life Insurance	(6)	54,743	59,411	978	1.7	58,433
Subtotal amount	(7)	145,536	154,988	2,108	1.4	152,880
Mitsui Sumitomo MetLife Insurance	(8)	28,022	28,862	(2,513)	(8.0)	31,375
Annualized Premiums for Policies in Force				From the previous year	From the previous year
Mitsui Sumitomo Kirameki Life Insurance	(9)	1,929	1,950	4	0.2	1,945
Aioi Life Insurance	(10)	713	742	6	0.9	735
Subtotal amount	(11)	2,643	2,692	11	0.4	2,681
Mitsui Sumitomo MetLife Insurance	(12)	5,415	4,842	(474)	(8.9)	5,317

(Note)	Above figures show the total of individual insurance and individual annuities.

2. Overviews of Major Consolidated Subsidiaries
(Mitsui Sumitomo Insurance Co., Ltd., non-consolidated)
Summary of Non-consolidated Results of Operations
(Yen in millions)

	Three months ended	Three months ended		Change Ratio
	June 30, 2009	June 30, 2010	Change	(%)
Direct premiums written (including Deposit premiums from policyholders):	364,348	381,561	17,212	4.7
Direct premiums written	329,763	338,045	8,281	2.5

Underwriting income:	390,309	407,534	17,224	4.4
Net premiums written	303,986	312,834	8,848	2.9
Deposit premiums from policyholders	34,585	43,515	8,930	25.8
Underwriting expenses:	325,346	344,073	18,727	5.8
Net claims paid	188,520	194,045	5,525	2.9
Loss adjustment expenses	17,958	17,982	23	0.1
Commission and collection expenses	53,160	55,569	2,409	4.5
Maturity refunds to policyholders	64,175	75,319	11,143	17.4

Investment income:	45,997	27,390	(18,607)	(40.5)
Interest and dividends received	40,155	33,669	(6,486)	(16.2)
Gains on sale of securities	1,993	4,129	2,135	107.1
Gains on derivative transactions	15,833	1,928	(13,905)	(87.8)
Investment expenses:	13,644	10,792	(2,852)	(20.9)
Losses on sale of securities	2,425	206	(2,218)	(91.5)
Losses on devaluation of securities	9,196	6,728	(2,468)	(26.8)

Operating expenses and general and administrative expenses:	53,580	53,474	(105)	(0.2)
Operating expenses and general and administrative expenses for underwriting	50,798	50,632	(165)	(0.3)

Other ordinary income and expenses	(2,501)	325	2,827	—

Ordinary profit:	41,234	26,909	(14,324)	(34.7)
Underwriting profit	14,830	13,056	(1,773)	(12.0)

Extraordinary income	2,389	2,356	(32)	(1.4)
Extraordinary losses	484	3,440	2,956	610.7

Extraordinary income and losses	1,905	(1,083)	(2,988)	(156.9)

Income before income taxes	43,139	25,826	(17,313)	(40.1)
Income taxes	27,648	6,585	(21,062)	(76.2)
Refund of income taxes for prior periods	(13,947)	—	13,947	—
Net income	29,439	19,240	(10,198)	(34.6)

Net loss ratio	67.9%	67.8%
Net expense ratio	34.2	33.9

<Excluding the Good Result Return (GRR) premiums of the automobile insurance “ModoRich.”>
Direct premiums written (including Deposit premiums from policyholders)	365,369	381,180	15,810	4.3%
Direct premiums written	330,784	337,664	6,880	2.1
Net premiums written	305,006	312,454	7,447	2.4

Net loss ratio	67.7%	67.9%
Net expense ratio	34.1	34.0

(Note)
1.	Underwriting profit = Underwriting income - (Underwriting expenses + Operating Expenses and General and Administrative Expenses on underwriting) ± Other income and expenses

Other income and expenses include income taxes for automobile liability insurance etc.

2.	Net Loss Ratio = (Net Claims Paid + Loss Adjustment Expenses) / Net Premiums Written * 100

3.	Net Expense Ratio = (Commission and Collection Expenses + Operating Expenses and General and Administrative Expenses on Underwriting) / Net Premiums Written * 100

(Mitsui Sumitomo Insurance Co., Ltd., non-consolidated)
Premiums and Claims Paid by Lines of Insurance
Direct Premiums Written by Lines of Insurance (excluding Deposit premiums from policyholders)
(Yen in millions)

	(Reference)
	Three months ended June 30, 2009			Three months ended June 30, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%

Fire and Allied	53,017	16.1	(1.7)	53,730	15.9	1.3
Marine	18,666	5.7	(19.3)	18,812	5.6	0.8
Personal Accident	35,947	10.9	(1.2)	37,204	11.0	3.5
Voluntary Automobile	136,355	41.3	(2.9)	141,556	41.9	3.8
Compulsory Automobile Liability	32,557	9.9	(27.3)	33,943	10.0	4.3
Other	53,218	16.1	(0.9)	52,798	15.6	(0.8)

Total	329,763	100.0	(6.4)	338,045	100.0	2.5
Deposit premiums from policyholders	34,585		(19.7)	43,515		25.8

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>
Voluntary Automobile	137,376		(2.5)	141,175		2.8

Total	330,784		(6.3)	337,664		2.1

Net Premiums by Lines of Insurance
(Yen in millions)

	(Reference)
	Three months ended June 30, 2009			Three months ended June 30, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%

Fire and Allied	39,332	13.0	(2.6)	41,058	13.1	4.4
Marine	13,479	4.4	(24.4)	14,041	4.5	4.2
Personal Accident	34,626	11.4	(1.2)	35,766	11.4	3.3
Voluntary Automobile	135,821	44.7	(3.1)	141,480	45.2	4.2
Compulsory Automobile Liability	30,490	10.0	(24.7)	31,537	10.1	3.4
Other	50,235	16.5	(1.6)	48,951	15.7	(2.6)

Total	303,986	100.0	(6.5)	312,834	100.0	2.9

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>
Voluntary Automobile	136,842		(2.8)	141,099		3.1

Total	305,006		(6.3)	312,454		2.4

Net Claims Paid by Lines of Insurance
(Yen in millions)

	(Reference)
	Three months ended June 30, 2009			Three months ended June 30, 2010
		Change	Net loss		Change	Net loss
Lines of Insurance	Amount	%	ratio %	Amount	%	ratio %

Fire and Allied	16,265	(2.6)	43.9	16,668	2.5	42.9
Marine	6,252	(5.1)	49.8	6,992	11.8	53.0
Personal Accident	17,707	3.1	57.0	18,600	5.0	57.8
Voluntary Automobile	85,096	0.2	70.3	89,998	5.8	71.0
Compulsory Automobile Liability	33,424	(1.4)	118.0	33,630	0.6	115.0
Other	29,772	4.1	62.3	28,155	(5.4)	60.6

Total	188,520	0.4	67.9	194,045	2.9	67.8

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>
Voluntary Automobile	85,096	0.2	69.8	89,998	5.8	71.1

Total	188,520	0.4	67.7	194,045	2.9	67.9

Note:	Net loss ratio is calculated using the sum of net claims paid and loss adjustment expenses.

(Mitsui Sumitomo Insurance Co., Ltd., non-consolidated)
Solvency Margin Ratio
     Domestic insurance companies calculate solvency margin ratio based on Ministry of Finance Notification No. 50, dated 1996 and on Articles 86 and 87 of the Ordinance for Enforcement of the Insurance Business Law.
     Insurance companies provide for reserves to cover payment of insurance claims for covered risks. However, it is essential to maintain sufficient capacity to enable payment even when risks exceeding those normally foreseen occur, such as the occurrence of a major disaster or a large decline in the price of assets held by the insurance company.
     It is the solvency margin ratio ((C) in the table below) that serves as an indicator of the capacity to pay the “Total amount of risk” ((B) in the table below), which expresses risks exceeding those normally foreseen, with capital, reserves, and other funds held by the insurance company (namely, the total amount for the solvency margin ((A) in the table below). This ratio is calculated based on the Insurance Business Law and other related laws.
     The solvency margin ratio is one objective measure used by administrative authorities in monitoring insurance companies.
     The company is deemed to have sufficient capacity to pay insurance claims and other expenses if the ratio is 200% or higher.
(Yen in millions)

	As of June 30, 2010	As of March 31, 2010
(A) Total amount of solvency margin	2,069,213	2,241,511
Total net assets	640,836	621,596
Reserve for price fluctuation	668	2,689
Contingency reserve	239	233
Catastrophe reserve	577,366	583,635
General bad debts reserve	1,326	1,338
Net unrealized gains/losses on securities (Prior to tax effect deductions)	604,555	799,409
Net unrealized gains/losses on land	73,017	72,972
Excess of policyholders’ contract deposits	—	—
Subordinated debts, etc.	—	—
Deductions	35,083	35,583
Others	206,287	195,220
(B) Total amount of risks	509,149	534,040
General insurance risk (R1)	73,472	73,498
Third sector insurance risk (R2)	23	23
Assumed interest risk (R3)	6,376	6,426
Asset management risk (R4)	265,052	289,698
Business administration risk (R5)	11,232	11,736
Catastrophe risk (R6)	216,713	217,188
(C) Solvency margin ratio [(A)/{(B)×1/2}]×100	812.8%	839.4%
(Note)	Solvency margin ratio as of June 30, 2010 is calculated partially using simplified methods such as catastrophe risk part of which data is as of March 31, 2010.

(Aioi Insurance Co., Ltd., non-consolidated)
Summary of Non-consolidated Results of Operations
(Yen in millions)

	Three months ended	Three months ended		Change Ratio
	June 30, 2009	June 30, 2010	Change	(%)
Direct premiums written (including Deposit premiums from policyholders):	222,465	225,187	2,721	1.2
Direct premiums written	211,279	212,083	804	0.4

Underwriting income:	221,968	228,971	7,003	3.2
Net premiums written	197,188	202,894	5,706	2.9
Deposit premiums from policyholders	11,186	13,103	1,916	17.1
Reversal of outstanding claims	407	1,918	1,511	370.6
Reversal of underwriting reserves	8,166	5,689	(2,476)	(30.3)
Underwriting expenses:	183,409	193,756	10,346	5.6
Net claims paid	116,568	120,439	3,871	3.3
Loss adjustment expenses	9,511	9,243	(268)	(2.8)
Commission and collection expenses	36,038	38,158	2,120	5.9
Maturity refunds to policyholders	20,631	22,996	2,365	11.5

Investment income:	17,227	11,095	(6,131)	(35.6)
Interest and dividends received	13,403	11,704	(1,699)	(12.7)
Gains on sale of securities	1,790	1,920	129	7.2
Gains on derivative transactions	5,616	1,642	(3,974)	(70.8)
Investment expenses:	2,425	8,701	6,275	258.8
Losses on sale of securities	829	9	(820)	(98.9)
Losses on devaluation of securities	1,296	7,692	6,396	493.4

Operating expenses and general and administrative expenses:	36,678	36,421	(257)	(0.7)
Operating expenses and general and administrative expenses for underwriting	34,384	34,189	(194)	(0.6)

Other ordinary income and expenses	455	837	382	84.0

Ordinary profit:	17,137	2,025	(15,111)	(88.2)
Underwriting profit	3,723	1,869	(1,854)	(49.8)

Extraordinary income	21	2,236	2,215	—
Extraordinary losses	694	7,262	6,567	945.3

Extraordinary income and losses	(673)	(5,025)	(4,352)	—

Income (loss) before income taxes	16,463	(3,000)	(19,463)	(118.2)
Income taxes	5,593	(1,634)	(7,228)	(129.2)
Net income (loss)	10,869	(1,365)	(12,235)	(112.6)

Net loss ratio	63.9%	63.9%
Net expense ratio	35.7	35.7

(Note)
1.	Underwriting profit = Underwriting income - (Underwriting expenses + Operating Expenses and General and Administrative Expenses on underwriting) ± Other income and expenses

Other income and expenses include income taxes for automobile liability insurance etc.

2.	Net Loss Ratio = (Net Claims Paid + Loss Adjustment Expenses) / Net Premiums Written * 100

3.	Net Expense Ratio = (Commission and Collection Expenses + Operating Expenses and General and Administrative Expenses on Underwriting) / Net Premiums Written * 100

(Aioi Insurance Co., Ltd., non-consolidated)
Premiums and Claims Paid by Lines of Insurance
Direct Premiums Written by Lines of Insurance (excluding Deposit premiums from policyholders)
(Yen in millions)

	(Reference)
	Three months ended June 30, 2009			Three months ended June 30, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%

Fire and Allied	29,039	13.8	(1.5)	29,039	13.7	(0.0)
Marine	1,003	0.5	(35.6)	1,161	0.5	15.7
Personal Accident	12,522	5.9	(2.6)	12,247	5.8	(2.2)
Voluntary Automobile	116,473	55.1	(1.7)	117,296	55.3	0.7
Compulsory Automobile Liability	31,230	14.8	(29.2)	32,346	15.3	3.6
Other	21,009	9.9	(2.6)	19,991	9.4	(4.8)

Total	211,279	100.0	(7.3)	212,083	100.0	0.4
Deposit premiums from policyholders	11,186		(9.6)	13,103		17.1

Net Premiums by Lines of Insurance
(Yen in millions)

	(Reference)
	Three months ended June 30, 2009			Three months ended June 30, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%

Fire and Allied	21,294	10.8	(2.3)	22,869	11.3	7.4
Marine	860	0.4	(38.7)	953	0.5	10.9
Personal Accident	11,608	5.9	(3.0)	11,479	5.7	(1.1)
Voluntary Automobile	118,203	60.0	(1.7)	122,968	60.6	4.0
Compulsory Automobile Liability	24,898	12.6	(25.8)	26,048	12.8	4.6
Other	20,322	10.3	0.9	18,574	9.1	(8.6)

Total	197,188	100.0	(5.7)	202,894	100.0	2.9

Net Claims Paid by Lines of Insurance
(Yen in millions)

	(Reference)
	Three months ended June 30, 2009			Three months ended June 30, 2010
		Change	Net loss		Change	Net loss
Lines of Insurance	Amount	%	ratio %	Amount	%	ratio %

Fire and Allied	8,004	5.4	39.7	9,200	15.0	42.3
Marine	571	(21.4)	68.8	628	10.0	71.2
Personal Accident	5,163	3.6	48.0	5,197	0.7	48.4
Voluntary Automobile	66,936	5.9	61.7	71,282	6.5	62.4
Compulsory Automobile Liability	24,430	(1.5)	106.2	24,645	0.9	103.0
Other	11,462	(15.9)	59.7	9,484	(17.3)	54.7

Total	116,568	1.4	63.9	120,439	3.3	63.9

(Note)	Net loss ratio is calculated using the sum of net claims paid and loss adjustment expenses.

(Aioi Insurance Co., Ltd., non-consolidated)
Solvency Margin Ratio
(Yen in millions)

	As of June 30, 2010	As of March 31, 2010
(A) Total amount of solvency margin	654,594	723,308
Total net assets	328,754	330,119
Reserve for price fluctuation	324	2,541
Contingency reserve	517	517
Catastrophe reserve	263,584	265,157
General bad debts reserve	383	397
Net unrealized gains/losses on securities (Prior to tax effect deductions)	(5,377)	50,434
Net unrealized gains/losses on land	10,351	10,178
Excess of policyholders’ contract deposits	—	—
Subordinated debts, etc.	—	—
Deductions	29,441	27,004
Others	85,498	90,966
(B) Total amount of risks	185,526	191,355
General insurance risk (R1)	46,634	46,635
Third sector insurance risk (R2)	—	—
Assumed interest risk (R3)	2,288	2,307
Asset management risk (R4)	79,134	86,127
Business administration risk (R5)	4,308	4,440
Catastrophe risk (R6)	87,385	86,937
(C) Solvency margin ratio [(A)/{(B)x1/2}]x100	705.6%	755.9%
(Note)	Solvency margin ratio as of June 30, 2010 is calculated partially using simplified methods such as catastrophe risk part of which data is as of March 31, 2010.

(Nissay Dowa General Insurance Co., Ltd., non-consolidated)
Summary of Non-consolidated Results of Operations
(Yen in millions)

	Three months ended	Three months ended		Change Ratio
	June 30, 2009	June 30, 2010	Change	(%)
Direct premiums written (including Deposit premiums from policyholders):	95,589	94,832	(757)	(0.8)
Direct premiums written	91,870	91,414	(456)	(0.5)

Underwriting income:	84,811	88,092	3,280	3.9
Net premiums written	76,814	75,501	(1,312)	(1.7)
Deposit premiums from policyholders	3,718	3,417	(301)	(8.1)
Underwriting expenses:	72,019	74,549	2,529	3.5
Net claims paid	46,647	47,472	824	1.8
Loss adjustment expenses	4,054	4,209	154	3.8
Commission and collection expenses	13,655	13,505	(150)	(1.1)
Maturity refunds to policyholders	7,623	6,828	(795)	(10.4)

Investment income:	6,649	8,568	1,918	28.9
Interest and dividends received	6,792	6,698	(94)	(1.4)
Gains on sale of securities	1,536	3,676	2,140	139.3
Investment expenses:	1,753	3,040	1,286	73.4
Losses on sale of securities	1,344	1,781	437	32.5
Losses on devaluation of securities	169	227	58	34.4
Losses on derivative transactions	213	607	394	184.5

Operating expenses and general and administrative expenses:	13,495	13,874	378	2.8
Operating expenses and general and administrative expenses for underwriting	12,544	12,892	347	2.8

Other ordinary income and expenses	(276)	182	459	—

Ordinary profit:	3,915	5,379	1,463	37.4
Underwriting profit	485	1,680	1,195	246.3

Extraordinary income	0	5	5	—
Extraordinary losses	450	4,390	3,940	873.7

Extraordinary income and losses	(450)	(4,385)	(3,934)	—

Income before income taxes	3,464	994	(2,470)	(71.3)
Income taxes	613	(169)	(782)	(127.6)
Net income	2,851	1,163	(1,688)	(59.2)

Net loss ratio	66.0%	68.5%
Net expense ratio	34.1	35.0

(Note)
1.	Underwriting profit = Underwriting income – (Underwriting expenses + Operating Expenses and General and Administrative Expenses on underwriting) ± Other income and expenses

Other income and expenses include income taxes for automobile liability insurance etc.

2.	Net Loss Ratio = (Net Claims Paid + Loss Adjustment Expenses) / Net Premiums Written * 100

3.	Net Expense Ratio = (Commission and Collection Expenses + Operating Expenses and General and Administrative Expenses on Underwriting) / Net Premiums Written * 100

(Nissay Dowa General Insurance Co., Ltd., non-consolidated)
Premiums and Claims Paid by Lines of Insurance
Direct Premiums Written by Lines of Insurance (excluding Deposit premiums from policyholders)
(Yen in millions)

	(Reference)
	Three months ended June 30, 2009			Three months ended June 30, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%

Fire and Allied	15,150	16.5	9.8	12,875	14.1	(15.0)
Marine	1,426	1.5	(20.7)	1,567	1.7	9.8
Personal Accident	8,074	8.8	(0.7)	7,850	8.6	(2.8)
Voluntary Automobile	41,209	44.9	0.2	42,169	46.1	2.3
Compulsory Automobile Liability	9,115	9.9	(17.1)	8,791	9.6	(3.6)
Other	16,893	18.4	29.6	18,159	19.9	7.5

Total	91,870	100.0	3.4	91,414	100.0	(0.5)
Deposit premiums from policyholders	3,718		(12.0)	3,417		(8.1)

Net Premiums by Lines of Insurance
(Yen in millions)

	(Reference)
	Three months ended June 30, 2009			Three months ended June 30, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%

Fire and Allied	9,936	12.9	3.5	8,075	10.7	(18.7)
Marine	998	1.3	(10.9)	1,095	1.4	9.7
Personal Accident	7,655	10.0	(1.2)	7,491	9.9	(2.1)
Voluntary Automobile	41,082	53.5	0.1	41,951	55.6	2.1
Compulsory Automobile Liability	6,865	8.9	(23.3)	7,073	9.4	3.0
Other	10,276	13.4	5.5	9,814	13.0	(4.5)

Total	76,814	100.0	(1.8)	75,501	100.0	(1.7)

Net Claims Paid by Lines of Insurance
(Yen in millions)

	(Reference)
	Three months ended June 30, 2009			Three months ended June 30, 2010
		Change	Net loss		Change	Net loss
Lines of Insurance	Amount	%	ratio %	Amount	%	ratio %

Fire and Allied	4,030	5.1	42.3	4,209	4.4	54.3
Marine	923	21.7	96.3	726	(21.4)	69.6
Personal Accident	4,069	9.6	57.8	3,943	(3.1)	57.2
Voluntary Automobile	25,079	0.0	67.4	26,942	7.4	70.6
Compulsory Automobile Liability	6,721	(2.4)	107.0	6,728	0.1	105.1
Other	5,823	8.7	59.0	4,921	(15.5)	52.8

Total	46,647	2.3	66.0	47,472	1.8	68.5

(Note)	Net loss ratio is calculated using the sum of net claims paid and loss adjustment expenses.

(Nissay Dowa General Insurance Co., Ltd., non-consolidated)
Solvency Margin Ratio

(Yen in millions)

	As of June 30, 2010	As of March 31, 2010
(A) Total amount of solvency margin	374,984	413,014
Total net assets	154,620	153,456
Reserve for price fluctuation	1,409	1,246
Contingency reserve	184	185
Catastrophe reserve	132,098	135,158
General bad debts reserve	77	84
Net unrealized gains/losses on securities (Prior to tax effect deductions)	33,242	67,559
Net unrealized gains/losses on land	18,401	18,243
Excess of policyholders’ contract deposits	—	—
Subordinated debts, etc.	—	—
Deductions	—	—
Others	34,949	37,080
(B) Total amount of risks	89,436	91,622
General insurance risk (R1)	19,977	19,973
Third sector insurance risk (R2)	0	0
Assumed interest risk (R3)	1,038	1,038
Asset management risk (R4)	33,598	36,722
Business administration risk (R5)	2,040	2,090
Catastrophe risk (R6)	47,409	46,813
(C) Solvency margin ratio [(A)/{(B)×1/2}]×100	838.5%	901.5%
(Note)	Solvency margin ratio as of June 30, 2010 is calculated partially using simplified methods such as catastrophe risk part of which data is as of March 31, 2010.

(Mitsui Direct General Insurance Co., Ltd., non-consolidated)
Summary of Non-consolidated Results of Operations

(Yen in millions)

	Three months ended	Three months ended		Change Ratio
	June 30, 2009	June 30, 2010	Change	(%)
Direct premiums written (including Deposit premiums from policyholders):	8,029	8,155	126	1.6
Direct premiums written	8,029	8,155	126	1.6

Underwriting income:	8,031	8,998	966	12.0
Net premiums written	8,028	8,176	147	1.8
Underwriting expenses:	5,808	6,275	467	8.0
Net claims paid	4,732	5,689	957	20.2
Loss adjustment expenses	497	520	23	4.6
Commission and collection expenses	71	64	(6)	(9.0)

Investment income:	47	53	6	14.3
Interest and dividends received	49	56	7	14.8
Gains on sale of securities	0	—	(0)	(100.0)
Investment expenses	—	—	—	—

Operating expenses and general and administrative expenses:	2,028	1,827	(201)	(9.9)
Operating expenses and general and administrative expenses for underwriting	2,028	1,827	(201)	(9.9)

Other ordinary income and expenses	0	0	(0)	(9.9)

Ordinary profit:	242	949	707	292.0
Underwriting profit	194	895	700	359.8

Extraordinary income	0	0	0	50.1
Extraordinary losses	0	3	2	305.6

Extraordinary income and losses	(0)	(3)	(2)	—

Income before income taxes	241	946	704	291.5
Income taxes — current	3	3	(0)	(0.3)
Total income taxes	3	3	(0)	(0.3)
Net income	238	943	704	295.7

Net loss ratio	65.1%	76.0%
Net expense ratio	26.2	23.1

(Mitsui Direct General Insurance Co., Ltd., non-consolidated)
Premiums and Claims Paid by Lines of Insurance
Direct Premiums Written by Lines of Insurance (excluding Deposit premiums from policyholders)
(Yen in millions)

(Reference)
	Three months ended June 30, 2009			Three months ended June 30, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%

Fire and Allied	—	—	—	—	—	—
Marine	—	—	—	—	—	—
Personal Accident	30	0.4	73.9	35	0.4	16.4
Voluntary Automobile	7,999	99.6	13.7	8,120	99.6	1.5
Compulsory Automobile Liability	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total	8,029	100.0	13.8	8,155	100.0	1.6
Deposit premiums from policyholders	—		—	—		—

Net Premiums by Lines of Insurance
(Yen in millions)

	(Reference)
	Three months ended June 30, 2009			Three months ended June 30, 2010
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%

Fire and Allied	—	—	—	—	—	—
Marine	—	—	—	—	—	—
Personal Accident	30	0.4	73.9	35	0.4	16.4
Voluntary Automobile	7,952	99.1	13.7	8,072	98.7	1.5
Compulsory Automobile Liability	45	0.5	(7.9)	69	0.9	52.3
Other	—	—	—	—	—	—

Total	8,028	100.0	13.7	8,176	100.0	1.8

Net Claims Paid by Lines of Insurance
(Yen in millions)

	(Reference)
	Three months ended June 30, 2009			Three months ended June 30, 2010
		Change	Net loss		Change	Net loss
Lines of Insurance	Amount	%	ratio %	Amount	%	ratio %

Fire and Allied	—	—	—	—	—	—
Marine	—	—	—	—	—	—
Personal Accident	10	48.6	48.3	12	19.9	44.2
Voluntary Automobile	4,670	20.2	64.9	5,610	20.1	75.9
Compulsory Automobile Liability	51	21.8	112.5	66	30.7	96.5
Other	—	—	—	—	—	—

Total	4,732	20.3	65.1	5,689	20.2	76.0

(Note)	Net loss ratio is calculated using the sum of net claims paid and loss adjustment expenses.

(Mitsui Direct General Insurance Co., Ltd., non-consolidated)
Solvency Margin Ratio
(Yen in millions)

	As of June 30, 2010	As of March 31, 2010
(A) Total amount of solvency margin	11,081	10,738
Total net assets	10,453	9,510
Reserve for price fluctuation	14	13
Contingency reserve	0	0
Catastrophe reserve	268	1,033
General bad debts reserve	0	0
Net unrealized gains/losses on securities (Prior to tax effect deductions)	344	180
Net unrealized gains/losses on land	—	—
Excess of policyholders’ contract deposits	—	—
Subordinated debts, etc.	—	—
Deductions	—	—
Others	—	—
(B) Total amount of risks	3,206	3,206
General insurance risk (R1)	2,798	2,798
Third sector insurance risk (R2)	—	—
Assumed interest risk (R3)	0	0
Asset management risk (R4)	223	219
Business administration risk (R5)	99	99
Catastrophe risk (R6)	300	300
(C) Solvency margin ratio [(A)/{(B)×1/2}]×100	691.1%	669.8%
(Note)	Solvency margin ratio as of June 30, 2010 is calculated partially using simplified methods as for Assumed interest risk(R3) etc.

(Mitsui Sumitomo Kirameki Life Insurance Co., Ltd., non-consolidated)
Results for the Three Months Ended June 30, 2010
Amount of In-Force and New Policies
(1) Amount of In-Force Policies

	As of June 30, 2010		As of March 31, 2010
	No. of policies (thousand)	Amount (¥ million)	No. of policies (thousand)	Amount (¥ million)
Individual Insurance	1,163	9,240,748	1,131	9,129,287
Individual Annuities	68	316,966	67	315,415
Group Insurance	—	2,697,046	—	2,699,819
Group Annuities	—	—	—	—

(Note)	The amount in individual annuities is the sum of the funds to be held at the time annuity payments are to commence (or, insurance premium reserve, in the case of an individual variable annuity) for an annuity for which payments have not yet commenced, and the amount of policy reserve for an annuity for which payments have commenced.
(2) Amount of New Policies

	Three months ended June 30, 2009				Three months ended June 30, 2010
				Net increase				Net increase
	No. of policies	Amount	New policies	by conversion	No. of policies	Amount	New policies	by conversion
	(thousand)	(¥ million)	(¥ million)	(¥ million)	(thousand)	(¥ million)	(¥ million)	(¥ million)
Individual Insurance	46	361,410	361,410	—	54	366,765	366,765	—
Individual Annuities	1	7,970	7,970	—	1	9,560	9,560	—
Group Insurance	—	12,712	12,712	—	—	10,416	10,416	—
Group Annuities	—	—	—	—	—	—	—	—

(Note)	The amount of individual annuities is the funds to be held at the time annuity payments are to commence (or, insurance premium reserve at the time of enrollment, in the case of an individual variable annuity).
Annualized Premiums

(1) Amount of In-Force Policies	(Yen in millions)

	As of	As of
	June 30, 2010	March 31, 2010
Individual Insurance	176,261	175,780
Individual Annuities	18,798	18,800
Total	195,060	194,580
(Medical coverage, living benefits, etc.)	(35,139)	(33,795)

(2) Amount of New Policies	(Yen in millions)

	Three months ended	Three months ended
	June 30, 2009	June 30, 2010
Individual Insurance	5,880	6,104
Individual Annuities	488	529
Total	6,369	6,634
(Medical coverage, living benefits, etc.)	(1,608)	(2,046)

(Note)	1.	An annualized premium is the annual total of premiums that is obtained by multiplying the amount of a single payment with the number of payments per year in accordance with the premium payment method. An annualized premium for a single-payment policy is the premium divided by the number of years of coverage.

	2.	“Medical coverage, living benefits, etc.” shows the portion of annualized premiums that corresponds to medical coverage benefits (for hospitalization, surgeries, etc.), living benefits (for specified diseases, nursing care, etc.), and premium waiver benefits (excluding those for disability, but including those for specified diseases, nursing care, etc.)

(Mitsui Sumitomo Kirameki Life Insurance Co., Ltd., non-consolidated)
Selected Results of Operations
(Yen in millions)

	Three months ended	Three months ended
	June 30, 2009	June 30, 2010	Change
Insurance premiums and other	52,722	54,606	1,884
Investment income	5,242	5,210	(32)
Insurance claims and other	32,915	30,569	(2,345)
Investment expenses	4	165	161
Total Assets
(Yen in millions)

	As of June 30, 2010	As of March 31, 2010
Total assets	1,174,771	1,148,341
Solvency Margin Ratio
(Yen in millions)

	As of June 30, 2010	As of March 31, 2010
(A) Total amount of solvency margin	135,337	124,409
Total capital	49,095	49,086
Reserve for price fluctuation	1,661	1,600
Contingency reserve	10,061	9,870
General bad debts reserve	13	14
Net unrealized gains/losses on securities×90%	21,780	12,195
Net unrealized gains/losses on land×85%	—	—
Excess of continued Zillmerized reserve	51,306	50,246
Brought in capital	—	—
Subordinated debt, etc.	—	—
Deductions	—	—
Others	1,418	1,396
(B) Total amount of risks	11,951	11,682
Insurance risk (R1)	6,661	6,604
Third sector insurance risk (R8)	1,924	1,814
Assumed interest risk (R2)	671	666
Asset management risk (R3)	7,162	6,962
Business administration risk (R4)	328	320
Minimum guarantee risk (R7)	—	—
(C) Solvency margin ratio
[(A)/{(B)×1/2}]×100	2,264.8%	2,129.7%

(Aioi Life Insurance Co., Ltd., non-consolidated)
Results for the Three Months Ended June 30, 2010
Amount of In-Force and New Policies
(1) Amount of In-Force Policies

	As of June 30, 2010		As of March 31, 2010
	No. of policies (thousand)	Amount (¥ million)	No. of policies (thousand)	Amount (¥ million)
Individual Insurance	511	5,670,560	498	5,577,308
Individual Annuities	77	270,602	75	265,997
Group Insurance	—	2,349,613	—	2,322,437
Group Annuities	—	471	—	477

(Note)	The amount in individual annuities is the sum of the funds to be held at the time annuity payments are to commence (or, insurance premium reserve, in the case of an individual variable annuity) for an annuity for which payments have not yet commenced, and the amount of policy reserve for an annuity for which payments have commenced.
(2) Amount of New Policies

	Three months ended June 30, 2009				Three months ended June 30, 2010
				Net increase				Net increase
	No. of policies	Amount	New policies	by conversion	No. of policies	Amount	New policies	by conversion
	(thousand)	(¥ million)	(¥ million)	(¥ million)	(thousand)	(¥ million)	(¥ million)	(¥ million)
Individual Insurance	18	247,633	247,633	—	20	221,987	221,987	—
Individual Annuities	2	6,843	6,843	—	2	9,055	9,055	—
Group Insurance	—	5,650	5,650	—	—	1,636	1,636	—
Group Annuities	—	—	—	—	—	—	—	—

(Note)	The amount of individual annuities is the funds to be held at the time annuity payments are to commence (or, insurance premium reserve at the time of enrollment, in the case of an individual variable annuity).
Annualized Premiums

(1) Amount of In-Force Policies	(Yen in millions)

	As of June 30, 2010	As of March 31, 2010
Individual Insurance	58,926	58,519
Individual Annuities	15,288	15,029
Total	74,215	73,548
(Medical coverage, living benefits, etc.)	(7,314)	(7,336)

(2) Amount of New Policies	(Yen in millions)

	Three months ended	Three months ended
	June 30, 2009	June 30, 2010
Individual Insurance	1,875	1,768
Individual Annuities	448	522
Total	2,324	2,291
(Medical coverage, living benefits, etc.)	(168)	(117)

(Note)	1.	An annualized premium is the annual total of premiums that is obtained by multiplying the amount of a single payment with the number of payments per year in accordance with the premium payment method. An annualized premium for a single-payment policy is the premium divided by the number of years of coverage.

	2.	“Medical coverage, living benefits, etc.” shows the portion of annualized premiums that corresponds to medical coverage benefits (for hospitalization, surgeries, etc.), living benefits (for specified diseases, nursing care, etc.), and premium waiver benefits (excluding those for disability, but including those for specified diseases, nursing care, etc.)

(Aioi Life Insurance Co., Ltd., non-consolidated)
Selected Results of Operations
(Yen in millions)

	Three months ended	Three months ended
	June 30, 2009	June 30, 2010	Change
Insurance premiums and other	23,947	26,027	2,079
Investment income	1,993	2,312	318
Insurance claims and other	9,898	10,029	131
Investment expenses	54	184	129
Total Assets
(Yen in millions)

	As of June 30, 2010	As of March 31, 2010
Total assets	482,073	467,966
Solvency Margin Ratio
(Yen in millions)

	As of June 30, 2010	As of March 31, 2010
(A) Total amount of solvency margin	79,928	74,227
Total capital	32,611	32,617
Reserve for price fluctuation	582	558
Contingency reserve	7,275	7,142
General bad debts reserve	0	—
Net unrealized gains/losses on securities×90%	6,537	1,759
Net unrealized gains/losses on land×85%	—	—
Excess of continued Zillmerized reserve	30,461	29,722
Brought in capital	—	—
Subordinated debt, etc.	—	—
Deductions	—	—
Others	2,459	2,427
(B) Total amount of risks	7,564	7,443
Insurance risk (R1 )	4,662	4,594
Third sector insurance risk (R8 )	1,112	1,092
Assumed interest risk (R2 )	232	230
Asset management risk (R3 )	4,326	4,250
Business administration risk (R4 )	206	203
Minimum guarantee risk (R7 )	—	—
(C) Solvency margin ratio [(A)/{(B)×1/2}]×100	2,113.1%	1,994.3%

(Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)
Results for the Three Months Ended June 30, 2010
Amount of In-Force and New Policies
(1) Amount of In-Force Policies

	As of June 30, 2010		As of March 31, 2010
	No. of policies (thousand)	Amount (¥ million)	No. of policies (thousand)	Amount (¥ million)
Individual Insurance	9	112,397	9	114,009
Individual Annuities	394	2,773,826	387	3,023,577
Group Insurance	—	—	—	—
Group Annuities	—	—	—	—
(Note)	The amount in individual annuities is the sum of the funds to be held at the time annuity payments are to commence (or, insurance premium reserve, in the case of an individual variable annuity) for an annuity for which payments have not yet commenced, and the amount of policy reserve for an annuity for which payments have commenced.
(2) Amount of New Policies

	Three months ended June 30, 2009				Three months ended June 30, 2010
				Net increase				Net increase
	No. of policies	Amount	New policies	by conversion	No. of policies	Amount	New policies	by conversion
	(thousand)	(¥ million)	(¥ million)	(¥ million)	(thousand)	(¥ million)	(¥ million)	(¥ million)
Individual Insurance	0	525	525	—	0	242	242	—
Individual Annuities	19	125,310	125,310	—	10	56,999	56,999	—
Group Insurance	—	—	—	—	—	—	—	—
Group Annuities	—	—	—	—	—	—	—	—
(Note)	The amount of individual annuities is the funds to be held at the time annuity payments are to commence (or, insurance premium reserve at the time of enrollment, in the case of an individual variable annuity).
Annualized Premiums

(1) Amount of In-Force Policies	(Yen in millions)

	As of June 30, 2010	As of March 31, 2010
Individual Insurance	9,448	9,578
Individual Annuities	474,817	522,135
Total	484,266	531,714
(Medical coverage, living benefits, etc.)	(88)	(103)

(2) Amount of New Policies	(Yen in millions)

	Three months ended June 30, 2009	Three months ended June 30, 2010
Individual Insurance	44	24
Individual Annuities	70,034	26,207
Total	70,079	26,231
(Medical coverage, living benefits, etc.)	(0)	(—)
(Note)	1.	An annualized premium is the annual total of premiums that is obtained by multiplying the amount of a single payment with the number of payments per year in accordance with the premium payment method. An annualized premium for a single-payment policy is the premium divided by the number of years of coverage.

	2.	“Medical coverage, living benefits, etc.” shows the portion of annualized premiums that corresponds to medical coverage benefits (for hospitalization, surgeries, etc.), living benefits (for specified diseases, nursing care, etc.), and premium waiver benefits (excluding those for disability, but including those for specified diseases, nursing care, etc.)

(Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)
Selected Results of Operations
(Yen in millions)

	Three months ended	Three months ended
	June 30, 2009	June 30, 2010	Change
Insurance premiums and other	137,588	57,482	(80,105)
Investment income	232,752	3	(232,748)
Insurance claims and other	29,134	51,676	22,541
Investment expenses	113	242,005	241,891
Total Assets
(Yen in millions)

	As of June 30, 2010	As of March 31, 2010
Total assets	2,874,587	3,116,508
Separate account balance	2,349,285	2,586,618
Solvency Margin Ratio
(Yen in millions)

	As of June 30, 2010	As of March 31, 2010
(A) Total amount of solvency margin	164,715	174,313
Total capital	38,683	35,408
Reserve for price fluctuation	801	682
Contingency reserve	14,490	13,930
General bad debts reserve	—	—
Net unrealized gains/losses on securities×90%	211	(23)
Net unrealized gains/losses on land×85%	—	—
Excess of continued Zillmerized reserve	110,528	123,314
Subordinated debt, etc.	—	1,000
Deductions	—	—
Others	—	—
(B) Total amount of risks	33,912	32,949
Insurance risk (R1 )	36	17
Third sector insurance risk (R8 )	19	20
Assumed interest risk (R2 )	2,622	2,747
Asset management risk (R3 )	10,524	9,386
Business administration risk (R4 )	989	960
Minimum guarantee risk (R7 )	19,776	19,854
(C) Solvency margin ratio [(A)/{(B)×1/2}]×100	971.4%	1,058.0%

3. Financial Statements for Major Consolidated Subsidiaries
(Mitsui Sumitomo Insurance Co., Ltd., non-consolidated)
Non-consolidated Balance Sheets
(Yen in millions)

	As of June 30, 2010	As of March 31, 2010 (Summarized balance sheet for the previous business year)
Items	Amount	Amount
(Assets)
Cash deposits and savings	121,324	183,387
Call loans	35,500	33,700
Securities bought under resale agreements	25,993	15,998
Monetary claims bought	125,825	102,027
Money trusts	10,314	10,524
Investments in securities	4,096,520	4,327,376
Loans	716,708	718,587
Tangible fixed assets	239,448	239,336
Intangible fixed assets	7,732	7,465
Other assets	342,969	337,004
Deferred tax assets	43,888	—
Customers’ liabilities under acceptances and guarantees	4,082	4,577
Bad debts reserve	(7,720)	(8,004)

Total assets	5,762,588	5,971,982

(Liabilities)
Underwriting funds:	4,337,438	4,386,065
Outstanding claims	520,451	540,188
Underwriting reserves	3,816,986	3,845,876
Bonds	94,971	94,969
Other liabilities:	161,467	155,581
Income tax payable	7,272	9,969
Lease obligations	902	964
Asset retirement obligations	5,148	—
Other liabilities	148,144	144,647
Reserve for pension and retirement benefits	81,136	81,009
Reserve for pension and retirement benefits for officers and operating officers	1,911	2,003
Accrued bonuses for employees	77	10,375
Reserve under the special law:	668	2,689
Reserve for price fluctuation	668	2,689
Deferred tax liabilities	—	29,397
Liabilities under acceptances and guarantees	4,082	4,577
Total liabilities	4,681,754	4,766,667

(Net assets)
Common stock	139,595	139,595
Capital surplus	93,107	93,107
Retained earnings	408,133	402,893
Total shareholders’ equity	640,836	635,596
Unrealized gains on investments, net of tax	429,234	567,580
Deferred hedge gains (losses), net of tax	10,763	2,138
Total valuation and translation adjustment	439,997	569,718
Total net assets	1,080,834	1,205,315

Total liabilities and net assets	5,762,588	5,971,982

(Mitsui Sumitomo Insurance Co., Ltd., non-consolidated)
Non-consolidated Statements of Income
(Yen in millions)

	Three months ended	Three months ended
	June 30, 2009	June 30, 2010
Items	Amount	Amount
Ordinary income:	437,277	435,743
Underwriting income:	390,309	407,534
Net premiums written	303,986	312,834
Deposit premiums from policyholders	34,585	43,515
Investment income on deposit premiums from policyholders	13,948	12,979
Reversal of outstanding claims	—	9,284
Reversal of underwriting reserves	37,647	28,889
Investment income:	45,997	27,390
Interest and dividends received	40,155	33,669
Investment gains on money trusts	390	16
Gains on sale of securities	1,993	4,129
Gains on derivative transactions	15,833	1,928
Transfer of investment income on deposit premiums from policyholders	(13,948)	(12,979)
Other ordinary income	969	818

Ordinary expenses:	396,042	408,833
Underwriting expenses:	325,346	344,073
Net claims paid	188,520	194,045
Loss adjustment expenses	17,958	17,982
Commission and collection expenses	53,160	55,569
Maturity refunds to policyholders	64,175	75,319
Provision for outstanding claims	1,221	—
Investment expenses:	13,644	10,792
Investment losses on money trusts	88	227
Losses on sale of securities	2,425	206
Losses on devaluation of securities	9,196	6,728
Operating expenses and general and administrative expenses	53,580	53,474
Other ordinary expenses:	3,470	492
Interest paid	621	414

Ordinary profit	41,234	26,909

Extraordinary income:	2,389	2,356
Extraordinary losses:	484	3,440

Income before income taxes	43,139	25,826
Income taxes	27,648	6,585
Refund of income taxes for prior periods	(13,947)	—

Net income	29,439	19,240

(Aioi Insurance Co., Ltd., non-consolidated)
Non-consolidated Balance Sheets
(Yen in millions)

	As of June 30, 2010	As of March 31, 2010 (Summarized balance sheet for the previous business year)
Items	Amount	Amount
(Assets)
Cash deposits and savings	161,100	176,629
Monetary claims bought	3,871	14,094
Money trusts	3,413	4,604
Investments in securities	1,318,284	1,386,289
Loans	318,135	324,158
Tangible fixed assets	148,296	147,982
Intangible fixed assets	4,197	4,525
Other assets	227,864	219,970
Deferred tax assets	166,020	143,849
Customers’ liabilities under acceptances and guarantees	3,000	3,000
Bad debts reserve	(1,674)	(1,811)

Total assets	2,352,510	2,423,293

(Liabilities)
Underwriting funds:	1,910,005	1,917,613
Outstanding claims	310,941	312,860
Underwriting reserves	1,599,063	1,604,752
Other liabilities:	93,215	102,529
Income tax payable	980	1,790
Lease obligations	109	130
Asset retirement obligations	429	—
Other liabilities	91,696	100,608
Reserve for pension and retirement benefits	20,417	19,893
Reserve for pension and retirement benefits for officers and operating officers	—	84
Accrued bonuses for employees	229	4,362
Reserve under the special law:	324	2,541
Reserve for price fluctuation	324	2,541
Liabilities under acceptances and guarantees	3,000	3,000

Total liabilities	2,027,192	2,050,024

(Net assets)
Common stock	100,005	100,005
Capital surplus	44,081	44,097
Retained earnings	184,667	201,321
Treasury stock	—	(7,963)
Total shareholders’ equity	328,754	337,460
Unrealized gains on investments, net of tax	(3,435)	35,808
Total valuation and translation adjustments	(3,435)	35,808

Total net assets	325,318	373,268

Total liabilities and net assets	2,352,510	2,423,293

(Aioi Insurance Co., Ltd., non-consolidated)
Non-consolidated Statements of Income
(Yen in millions)

	Three months ended	Three months ended
	June 30, 2009	June 30, 2010
Items	Amount	Amount
Ordinary income:	239,799	240,970
Underwriting income:	221,968	228,971
Net premiums written	197,188	202,894
Deposit premiums from policyholders	11,186	13,103
Investment income on deposit premiums from policyholders	4,942	4,335
Reversal of outstanding claims	407	1,918
Reversal of underwriting reserves	8,166	5,689
Investment income:	17,227	11,095
Interest and dividends received	13,403	11,704
Investment gains on money trusts	660	0
Gains on sale of securities	1,790	1,920
Gains on derivative transactions	5,616	1,642
Transfer of investment income on deposit premiums from policyholders	(4,942)	(4,335)
Other ordinary income	603	903

Ordinary expenses:	222,662	238,945
Underwriting expenses:	183,409	193,756
Net claims paid	116,568	120,439
Loss adjustment expenses	9,511	9,243
Commission and collection expenses	36,038	38,158
Maturity refunds to policyholders	20,631	22,996
Investment expenses:	2,425	8,701
Investment losses on money trusts	1	1
Losses on sale of securities	829	9
Losses on devaluation of securities	1,296	7,692
Operating expenses and general and administrative expenses	36,678	36,421
Other ordinary expenses:	148	66
Interest paid	0	0

Ordinary profit	17,137	2,025

Extraordinary income:	21	2,236
Extraordinary losses:	694	7,262

Income (loss) before income taxes	16,463	(3,000)
Income taxes — current	85	—
Income taxes — deferred	5,508	—
Total income taxes / Income taxes	5,593	(1,634)

Net income (loss)	10,869	(1,365)

(Nissay Dowa General Insurance Co., Ltd., non-consolidated)
Non-consolidated Balance Sheets
(Yen in millions)

	As of June 30, 2010	As of March 31, 2010 (Summarized balance sheet for the previous business year)
Items	Amount	Amount
(Assets)
Cash deposits and savings	25,848	28,378
Call loans	17,800	17,900
Investments in securities	795,358	836,761
Loans	36,150	36,621
Tangible fixed assets	57,254	56,945
Intangible fixed assets	234	234
Other assets	95,421	83,480
Deferred tax assets	60,634	46,850
Bad debts reserve	(815)	(907)
Investment loss reserve	—	(2)

Total assets	1,087,887	1,106,262

(Liabilities)
Underwriting funds:	865,445	870,632
Outstanding claims	129,710	127,557
Underwriting reserves	735,734	743,074
Other liabilities:	42,280	28,965
Income taxes payable	371	928
Asset retirement obligations	676	—
Other liabilities	41,232	28,037
Reserve for pension and retirement benefits	549	416
Accrued bonuses for employees	—	579
Reserve under the special law:	1,409	1,246
Reserve for price fluctuation	1,409	1,246

Total liabilities	909,683	901,840

(Net assets)
Common stock	47,328	47,328
Capital surplus	40,303	40,307
Retained earnings	66,987	73,805
Treasury stock	—	(4,948)
Total shareholders’ equity	154,620	156,493
Unrealized gains on investments, net of tax	23,583	47,929
Total valuation and translation adjustments	23,583	47,929

Total net assets	178,203	204,422

Total liabilities and net assets	1,087,887	1,106,262

(Nissay Dowa General Insurance Co., Ltd., non-consolidated)
Non-consolidated Statements of Income
(Yen in millions)

	Three months ended	Three months ended
	June 30, 2009	June 30, 2010
Items	Amount	Amount
Ordinary income:	91,683	96,927
Underwriting income:	84,811	88,092
Net premiums written	76,814	75,501
Deposit premiums from policyholders	3,718	3,417
Investment income on deposit premiums from policyholders	2,047	1,828
Reversal of outstanding claims	1,081	—
Reversal of underwriting reserves	1,046	7,340
Investment income:	6,649	8,568
Interest and dividends received	6,792	6,698
Gains on sale of securities	1,536	3,676
Transfer of investment income on deposit premiums from policyholders	(2,047)	(1,828)
Other ordinary income	222	266

Ordinary expenses:	87,767	91,547
Underwriting expenses:	72,019	74,549
Net claims paid	46,647	47,472
Loss adjustment expenses	4,054	4,209
Commission and collection expenses	13,655	13,505
Maturity refunds to policyholders	7,623	6,828
Provision for outstanding claims	—	2,152
Investment expenses:	1,753	3,040
Losses on sale of securities	1,344	1,781
Losses on devaluation of securities	169	227
Losses on derivative transactions	213	607
Operating expenses and general and administrative expenses	13,495	13,874
Other ordinary expenses:	499	84
Interest paid	0	—

Ordinary profit	3,915	5,379

Extraordinary income:	0	5
Extraordinary losses:	450	4,390

Income before income taxes	3,464	994
Income taxes — current	1,227	—
Income taxes — deferred	(614)	—
Total income taxes / Income taxes	613	(169)

Net income	2,851	1,163

(Mitsui Direct General Insurance Co., Ltd., non-consolidated)
Non-consolidated Balance Sheets
(Yen in millions)

		As of March 31, 2010
		(Summarized balance sheet
	As of June 30, 2010	for the previous business year)
Items	Amount	Amount
(Assets)
Cash deposits and savings	3,104	3,080
Investments in securities	33,901	33,467
Tangible fixed assets	152	153
Intangible fixed assets	1,778	2,004
Other assets	4,454	4,790
Bad debts reserve	(1)	(1)

Total assets	43,390	43,494

(Liabilities)
Underwriting funds:	31,779	32,598
Outstanding claims	13,479	13,496
Underwriting reserves	18,300	19,102
Other liabilities:	759	955
Income taxes payable	46	107
Asset retirement obligations	10	—
Other liabilities	703	848
Accrued bonuses for employees	—	215
Reserve under the special law:	14	13
Reserve for price fluctuation	14	13
Deferred tax liabilities	138	72
Total liabilities	32,692	33,856

(Net assets)
Common stock	32,600	32,600
Capital surplus	2,500	2,500
Retained earnings	(24,646)	(25,589)
Total shareholders’ equity	10,453	9,510
Unrealized gains on investments, net of tax	244	128
Total valuation and translation adjustments	244	128
Total net assets	10,697	9,638

Total liabilities and net assets	43,390	43,494

(Mitsui Direct General Insurance Co., Ltd., non-consolidated)
Non-consolidated Statements of Income
(Yen in millions)

	Three months ended	Three months ended
	June 30, 2009	June 30, 2010
Items	Amount	Amount
Ordinary income:	8,079	9,052
Underwriting income:	8,031	8,998
Net premiums written	8,028	8,176
Investment income on deposit premiums from policyholders	3	3
Reversal of outstanding claims	—	16
Reversal of underwriting reserves	—	802
Investment income:	47	53
Interest and dividends received	49	56
Gains on sale of securities	0	—
Transfer of investment income on deposit premiums from policyholders	(3)	(3)
Other ordinary income	0	0

Ordinary expenses:	7,837	8,102
Underwriting expenses:	5,808	6,275
Net claims paid	4,732	5,689
Loss adjustment expenses	497	520
Commission and collection expenses	71	64
Provision for outstanding claims	504	—
Provision for underwriting reserves	2	—
Investment expenses:	—	—
Operating expenses and general and administrative expenses	2,028	1,827
Other ordinary expenses:	0	0

Ordinary profit	242	949

Extraordinary income:	0	0
Extraordinary losses:	0	3

Income before income taxes	241	946
Income taxes — current	3	3
Total income taxes	3	3

Net income	238	943

(Mitsui Sumitomo Kirameki Life Insurance Co., Ltd., non-consolidated)
Non-consolidated Balance Sheets
(Yen in millions)

	As of June 30, 2010	As of March 31, 2010 (Summarized balance sheet for the previous business year)
Items	Amount	Amount
(Assets)
Cash deposits and savings	9,373	13,056
Investments in securities	1,113,584	1,083,096
Loans	30,692	30,899
Tangible fixed assets	1,505	1,413
Intangible fixed assets	1,452	1,480
Agencies receivable	73	62
Reinsurance receivable	3	112
Other assets	18,201	17,962
Deferred tax assets	—	344
Bad debts reserve	(115)	(86)

Total assets	1,174,771	1,148,341

(Liabilities)
Underwriting funds:	1,099,301	1,082,224
Outstanding claims	11,098	11,642
Underwriting reserves	1,085,726	1,068,346
Reserve for dividends to policyholders	2,476	2,235
Agencies payable	1,852	1,869
Reinsurance payable	57	131
Other liabilities:	3,245	4,213
Income tax payable	172	26
Lease obligations	560	587
Asset retirement obligations	117	—
Other liabilities	2,394	3,599
Reserve for pension and retirement benefits	514	475
Reserve for pension and retirement benefits for officers and operating officers	85	88
Reserve under the special law:	1,661	1,600
Reserve for price fluctuation	1,661	1,600
Deferred tax liabilities	3,505	—
Total liabilities	1,110,223	1,090,603

(Net assets)
Common stock	35,500	35,500
Capital surplus	13,214	13,214
Retained earnings	381	371
Total shareholders’ equity	49,095	49,086
Unrealized gains on investments, net of tax	15,451	8,651
Total valuation and translation adjustments	15,451	8,651
Total net assets	64,547	57,738

Total liabilities and net assets	1,174,771	1,148,341

(Mitsui Sumitomo Kirameki Life Insurance Co., Ltd., non-consolidated)
Non-consolidated Statements of Income
(Yen in millions)

	Three months ended	Three months ended
	June 30, 2009	June 30, 2010
Items	Amount	Amount
Ordinary income:	58,491	60,427
Insurance premiums and other:	52,722	54,606
Insurance premiums	52,713	54,589
Investment income:	5,242	5,210
Interest and dividends received	4,866	5,158
Gains on sale of securities	376	51
Other ordinary income	526	610
Reversal of outstanding claims	295	543

Ordinary expenses:	57,382	58,994
Insurance claims and other:	32,915	30,569
Insurance claims	6,811	7,212
Annuity payments	661	856
Benefits	1,326	1,543
Surrender benefits	23,830	20,482
Other refunds	173	368
Provision for underwriting reserves and other:	14,767	17,379
Provision for underwriting reserves	14,767	17,379
Provision of interest portion of reserves for dividends to policyholders	0	0
Investment expenses:	4	165
Interest paid	2	6
Losses on devaluation of securities	—	128
Operating expenses:	9,025	10,032
Other ordinary expenses:	668	846

Ordinary profit	1,108	1,432

Extraordinary income:	—	1
Extraordinary losses:	60	450

Provision for reserve for dividends to policyholders	884	821
Income before income taxes	162	162
Income taxes — current	(155)	—
Income taxes — deferred	263	—
Total income taxes / Income taxes	107	153

Net income	55	9

(Aioi Life Insurance Co., Ltd., non-consolidated)
Non-consolidated Balance Sheets
(Yen in millions)

	As of June 30, 2010	As of March 31, 2010 (Summarized balance sheet for the previous business year)
Items	Amount	Amount
(Assets)
Cash deposits and savings	3,963	5,167
Securities bought under resale agreements	3,799	1,999
Investments in securities	447,700	432,680
Loans	12,513	12,570
Tangible fixed assets	235	218
Intangible fixed assets	1,852	1,964
Agencies receivable	60	10
Reinsurance receivable	883	827
Other assets	8,945	8,438
Deferred tax assets	2,167	4,089
Bad debts reserve	(49)	(0)

Total assets	482,073	467,966

(Liabilities)
Underwriting funds:	441,503	429,603
Outstanding claims	3,465	3,085
Underwriting reserves	434,600	422,823
Reserve for dividends to policyholders	3,437	3,694
Agencies payable	1,004	1,145
Reinsurance payable	222	198
Other liabilities:	1,221	2,362
Income tax payable	67	1,196
Asset retirement obligations	9	—
Other liabilities	1,145	1,165
Reserve for pension and retirement benefits	221	206
Reserve for pension and retirement benefits for officers and operating officers	21	27
Reserve under the special law:	582	558
Reserve for price fluctuation	582	558
Total liabilities	444,777	434,101

(Net assets)
Common stock	30,000	30,000
Capital surplus	473	473
Retained earnings	2,188	2,143
Total shareholders’ equity	32,662	32,617
Unrealized gains on investments, net of tax	4,633	1,247
Total valuation and translation adjustments	4,633	1,247
Total net assets	37,295	33,864

Total liabilities and net assets	482,073	467,966

(Aioi Life Insurance Co., Ltd., non-consolidated)
Non-consolidated Statements of Income
(Yen in millions)

	Three months ended	Three months ended
	June 30, 2009	June 30, 2010
Items	Amount	Amount
Ordinary income:	26,056	28,374
Insurance premiums and other:	23,947	26,027
Insurance premiums	23,171	25,618
Investment income:	1,993	2,312
Interest and dividends received	1,993	2,279
Gains on sale of securities	—	33
Other ordinary income	115	34
Reversal of outstanding claims	68	—

Ordinary expenses:	24,399	27,468
Insurance claims and other:	9,898	10,029
Insurance claims	2,739	2,997
Annuity payments	144	209
Benefits	1,024	908
Surrender benefits	5,519	5,503
Other refunds	69	69
Provision for underwriting reserves and other:	9,598	12,157
Provision for outstanding claims	—	380
Provision for underwriting reserves	9,597	11,777
Provision of interest portion of reserves for dividends to policyholders	0	0
Investment expenses:	54	184
Interest paid	0	0
Operating expenses:	4,544	4,772
Other ordinary expenses:	302	324

Ordinary profit	1,657	905

Extraordinary income:	0	—
Extraordinary losses:	21	134

Provision for reserve for dividends to policyholders	676	710
Income before income taxes	960	61
Income taxes — current	7	—
Income taxes — deferred	357	—
Total income taxes / Income taxes	364	16

Net income	596	45

(Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)
Non-consolidated Balance Sheets
(Yen in millions)

	As of June 30, 2010	As of March 31, 2010 (Summarized balance sheet for the previous business year)
Items	Amount	Amount
(Assets)
Cash deposits and savings	14,420	18,831
Money trusts	485,054	484,441
Investments in securities	2,347,133	2,582,629
Loans	672	638
Tangible fixed assets	744	660
Intangible fixed assets	690	618
Reinsurance receivable	415	708
Other assets	8,356	8,921
Deferred tax assets	17,099	19,057

Total assets	2,874,587	3,116,508

(Liabilities)
Underwriting funds:	2,822,651	3,068,340
Outstanding claims	6,892	6,913
Underwriting reserves	2,815,758	3,061,426
Agencies payable	841	1,611
Reinsurance payable	1,397	1,468
Other liabilities:	10,060	9,012
Income tax payable	2	8
Lease obligations	216	232
Asset retirement obligations	189	—
Other liabilities	9,652	8,771
Reserve under the special law:	801	682
Reserve for price fluctuation	801	682
Total liabilities	2,835,753	3,081,115

(Net assets)
Common stock	41,060	41,060
Capital surplus	24,735	24,735
Retained earnings	(27,111)	(30,386)
Total shareholders’ equity	38,683	35,408
Unrealized gains on investments, net of tax	149	(14)
Total valuation and translation adjustments	149	(14)
Total net assets	38,833	35,393

Total liabilities and net assets	2,874,587	3,116,508

(Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)
Non-consolidated Statements of Income
(Yen in millions)

	Three months ended	Three months ended
	June 30, 2009	June 30, 2010
Items	Amount	Amount
Ordinary income:	371,432	304,307
Insurance premiums and other:	137,588	57,482
Insurance premiums	135,902	55,978
Investment income:	232,752	3
Interest and dividends received	6	3
Investment gains on money trusts	23,390	—
Gains on separate accounts	208,878	—
Other ordinary income	1,091	246,821
Reversal of underwriting reserves	—	245,668

Ordinary expenses:	360,706	298,980
Insurance claims and other:	29,134	51,676
Insurance claims	8,597	9,487
Annuity payments	6,420	8,903
Benefits	1,756	7,836
Surrender benefits	7,108	18,864
Other refunds	495	664
Provision for underwriting reserves and other:	318,504	—
Provision for outstanding claims	89	—
Provision for underwriting reserves	318,415	—
Investment expenses:	113	242,005
Interest paid	16	11
Investment losses on money trusts	—	31,989
Losses on separate accounts	—	209,653
Operating expenses:	10,305	5,031
Other ordinary expenses:	2,648	267
Amortization of deferred assets under Article 113 of Insurance Business Law	2,123	—

Ordinary profit	10,725	5,327

Extraordinary income:	—	—
Extraordinary losses:	108	184

Income before income taxes	10,616	5,142
Income taxes — current	2	2
Income taxes — deferred	3,849	1,864
Total income taxes	3,851	1,867

Net income	6,765	3,275

Note Regarding Forward-looking Statements
This document includes “forward-looking statements” that reflect the plans and expectations of MS&AD Insurance Group Holdings, Inc. (the “Company”) with respect to its business and results of operations. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Company in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of the Company to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Company in its subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic conditions in Japan, the United States, Europe and China; (2) the extent of competition faced by the Company from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan and elsewhere; (5) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; and (7) the performance of the Company’s investments.